SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*

                         Consilium, Inc.
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                                208547109
                              (CUSIP Number)

                        Centennial Associates, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         April 4, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.: 208547109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Associates, L.P.
                         (13-2860099)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:           1,615,785
    Shares
    Beneficially   (8)  Shared Voting Power:             -0-
    Owned by
    Each           (9)  Sole Dispositive Power:      1,615,785
    Reporting
    Person With   (10)  Shared Dispositive Power:        -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,615,785

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11): 20.38%

14) Type of Reporting Person:                PN

This Amendment No. 4 to Schedule 13D, originally filed September 7, 1993 (the

"Schedule 13D") by Centennial Associates, L.P., relates to the common stock

(the "Common Stock") of Consilium, Inc. (the "Company"), whose principal executive offices are at 640 Clyde Court, Mountain View, California, 94043.

Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the Schedule 13D, except as set forth herein, is reconfirmed.
Item 2.  Identity and Background.
         Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:
         (a) This statement is filed by Centennial Associates, L.P. ("Centennial"), a Delaware limited partnership, with respect to shares of Common Stock held by it. The general partners of Centennial are Joseph H. Reich, Peter K. Seldin, Tracy S. Nagler and G. Bryan Dutt. Any disclosures herein with respect to other than Mr. Reich, Mr. Seldin, Ms. Nagler, Mr. Dutt and Centennial are made on information and belief.
         (b)  The principal business address of each of Mr. Reich, Mr.
Seldin, Ms. Nagler, Mr. Dutt and Centennial is 900 Third Avenue, New York, New York 10022.
         (c)  The principal business of Centennial is that of engaging in the purchase and sale of securities for investment for its own account. The present principal occupation of Mr. Reich is Managing General Partner of Centennial. The present principal occupations of Mr. Seldin, Ms. Nagler and Mr. Dutt are General Partners of the Partnership.
         (d) Neither Mr. Reich, Mr. Seldin, Ms. Nagler, Mr. Dutt nor Centennial has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) Neither Mr. Reich, Mr. Seldin, Ms. Nagler, Mr. Dutt nor Centennial has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)  Centennial is a Delaware limited partnership.  Mr. Reich,
Mr. Seldin, Ms. Nagler and Mr. Dutt are United States citizens.
Item 3.  Source and Amount of Funds or Other Consideration.
    Item 3 of Schedule 13D is hereby supplemented by the addition of the following:
         The purchase price (including commissions, if any) of $3,775,413 for the 1,064,585 shares of the Common Stock purchased by Centennial was furnished from contributions made to Centennial by the partners of Centennial.
Item 5.  Interest in Securities of the Issuer.
         Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:
         (a)  As of the date hereof, Centennial owns beneficially
1,615,785 shares of the Common Stock, constituting approximately 20.38% of the shares outstanding. The percentages used herein are based upon the 7,928,051 shares of Common Stock stated by the Company to be outstanding as of March 11, 1997 in the Company's Form 10-Q filed with the SEC for the quarter ended January 31, 1997.
         Item 5(c) of Schedule 13D is hereby supplemented by the addition of the following:
         (c) During the sixty day period ending on the date hereof, Centennial purchased and/or sold on the following dates, the following number of shares of Common Stock, in open market transactions, at the per share transaction price (excluding commissions, if any) set forth next to each respective transaction.
                   Number of Shares
    Date           Purchased/(Sold)    ($) Price Per Share

April 4, 1997           922,085                3.000
April 4, 1997           (40,000)               3.000




No other transactions in the Common Stock were effected by Centennial, Mr. Reich, Mr. Seldin, Ms. Nagler or Mr. Dutt during the sixty day period ending on the date hereof.
                                SIGNATURES
         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 1997

                             CENTENNIAL ASSOCIATES, L.P.

                             By:
                                 Peter K. Seldin
                                 General Partner